SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 AMENDMENT NO. 1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                             Walter Industries, Inc.
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                                (NAME OF ISSUER)



                     Common Stock, par value $.01 per share
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                         (TITLE OF CLASS OF SECURITIES)


                                  93317 Q 10 5
                                 (CUSIP NUMBER)


                              Gary P. Kreider, Esq.
                       Keating, Muething & Klekamp, P.L.L.
                       One East Fourth Street, 18th Floor
                             Cincinnati, Ohio 45202
                                 (513) 579-6411
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                January 16, 1998
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement. [ ]

CUSIP NO. 93317 Q 10 5              13D            PAGE 2 OF 10 PAGES



 1      NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Asbestos Settlement Trust        59-3304089

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 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                       (b) [ ]

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 3      SEC USE ONLY

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 4      SOURCE OF FUNDS*

           Not Applicable
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 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) or 2(e)

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 6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Florida

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                         7      SOLE VOTING POWER
       NUMBER OF
        SHARES                      10,941,326
     BENEFICIALLY
       OWNED BY          8      SHARED VOTING POWER
         EACH
       REPORTING         9      SOLE DISPOSITIVE POWER
      PERSON WITH
                                    10,941,326

                         10      SHARED DISPOSITIVE POWER


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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                10,941,326
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                     [ ]

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  19.9%
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14      TYPE OF REPORTING PERSON*

           OO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

  This Amendment No. 1 to Schedule 13D amends Item 4 in the following respect.

ITEM 4.     PURPOSE OF TRANSACTION.


            The Trust has determined to sell approximately 10,940,000 shares of Walter Industries, Inc. Common Stock pursuant to a registered underwritten offering and to grant the Underwriters an over-allotment option to purchase an additional approximately 1,800,000 shares of Common Stock.



ITEM 7.     EXHIBITS

            4      Power of Attorney (filed herewith)

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.



                                                ASBESTOS SETTLEMENT TRUST

Dated:    January 16, 1998                      BY:  /S/ Sharon M. Meadows
                                                   -----------------------
                                                        Sharon Meadows